UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02068264

DC
No Act
P.E. 12-6-02
1-08989

December 27, 2002

Dennis J. Block
Cadwalader, Wickersham & Taft
100 Maiden Lane
New York, NY 10038

PROCESSED
JAN 10 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 12/27/2002

Re: The Bear Stearns Companies Inc.
Incoming letter dated December 6, 2002

Dear Mr. Block:

This is in response to your letter dated December 6, 2002 concerning the shareholder proposal submitted to Bear Stearns by the Central Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Linda Priscilla
Corporate Governance Advisor
Laborers' International Union
of North America Corporate Governance Project
905 16th Street, N.W.
Washington, DC 20006

CADWALADER

Cadwalader, Wickersham & Taft

100 Maiden Lane
New York, NY 10038
Tel: 212 504-6000
Fax: 212 504-6666

New York
Charlotte
Washington
London

December 6, 2002

BY HAND

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted to The Bear Stearns Companies Inc.

Ladies and Gentlemen:

On behalf of The Bear Stearns Companies Inc., a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(i) and (j) as promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we hereby file six copies of the following:

(i) As Exhibit A, the letter received by the Company from Barry McAnarney, as Executive Director of the Central Laborers' Pension Fund (the "Fund"), dated October 24, 2002, which sets forth a proposal (the "Proposal") and related supporting statement requesting that all future stock option grants to senior executives of the Company be performance-based, submitted for inclusion in the Company's proxy statement for the 2003 annual meeting of stockholders (the "Proxy Statement"); and

(ii) This letter stating the reasons for the Company's belief, with which we join, that the Proposal may properly be omitted from the Proxy Statement and respectfully requesting that the Division of Corporation Finance (the "Division") issue a response to this letter stating that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposals from the Proxy Statement.

In accordance with Rule 14a-8(j), a copy of this letter and all attachments hereto is concurrently being sent to the Proponent.

I. <u>The Proposal</u>

The Proposal provides as follows:

Indexed Options Proposal

Resolved, that the shareholders of The Bear Stearns Company (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: *As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.*

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better than that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or

declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

II. Grounds of Omission of the Proposal

The Proposal may be excluded under Rule 14a-8(i)(7), because it relates to the Company's "ordinary business operations."

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals dealing with matters "relating to the company's ordinary business operations." The Division has stated that the policy for the "ordinary business operations" exclusion rests on two central considerations. First, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Second, a shareholder proposal should not seek to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998).

In ConAgra Foods, Inc. (June 8, 2001), the Division permitted exclusion under Rule 14a-8(i)(7) of a proposal substantially similar to the Proposal, which provided that the "exercise price of all ConAgra Foods stock options. . . granted to company employees and directors under any stock option plan, must exceed the rate of growth of the S&P 500 Index from the date they are granted. . . ." As discussed more fully below, proposals addressing a company's "general compensation matters" are excludable under Rule 14a-8(i)(7). Furthermore, in accordance with Division practices, the Proposal cannot be revised to cure those defects causing exclusion under Rule 14a-8(i)(7).

A. The Proposal addresses the Company's "General Compensation Matters"

In reviewing proposals addressing "senior executive compensation," the Division has distinguished between proposals limited to a company's executive officers and directors and those applicable to a broader group. Accordingly, a proposal that a company establish an independent compensation committee to evaluate and establish executive compensation could not be excluded from proxy materials as the Division found that executive and director compensation policies raise significant policy issues. Reebok International Limited (March 16, 1992). Similarly, the Division focused on the fact that a revised proposal requesting a compensation ceiling was "limited to executive officers and directors" and therefore could not be excluded. Unisys Corporation (February 18, 1993).

The Division has concurred in the exclusion of proposals that were not clearly limited to executive officers on the basis that the proposals related to "general compensation matters." Huntington Bancshares (January 11, 2001) (proposal requested that a company plan be amended so that cash incentive awards would be based not only on return on average shareholders equity, but also return on average assets and customer satisfaction surveys). The Division has consistently acknowledged that proposals addressing a company's "general compensation matters" are within the "ordinary business operations" exclusion under Rule 14a-8(i)(7). E.I. du Pont de Nemours and Company (March 15, 2001) (proposal limited bonus payments to employees), Sempra Energy (January 30, 2001) (proposal recommended limitations on the issuance of stock options and stock derivatives to executives and employees), AT&T Corp. (February 9, 2000) (proposal requested limit on shares owned by "CEO, directors and Corporations and there [sic] immediate families") and Central and South West Corporation (November 26, 1996) (proposal "to modify stock option plan(s) so that ... options are granted at the market price indexed for inflation" related to "ordinary business operations (i.e., general compensation matters").

For example, in AT&T Corp. (February 28, 2000) the Division concurred in the exclusion of a proposal seeking to impose indexing for inflation in a stock-based incentive plan, pursuant to which the company made stock option grants to non-executive employees. Accordingly, the Division acknowledged that the proposal addressed the company's "ordinary business operations (i.e., general compensation matters)."

Although the Proposal refers to stock option grants to senior executives, if the Proposal were implemented, it would affect the manner in which stock options are granted to all employees. The only Company option plan in which senior executives are eligible to participate is the Company's Stock Award Plan (the "Plan"). The Plan covers any current or prospective key employee of the Company or any of its subsidiaries, in order to extend the incentive inherent in ownership of common stock to key employees important to the Company's growth and success. The Plan specifically excludes executive officers and directors unless they are also key employees. None of the Company's other benefit plans contemplates the grant of

options to executive officers. An aggregate of 35 million shares is available for the grant of options under the Plan. To date, stock options have been granted under the Plan to approximately 2,000 employees, of whom only approximately 8 were executive officers.

The Proposal addresses the Company's "general compensation matters," because it applies to the Company's employees generally and is not limited to executive officers. Accordingly, the Proposal relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

B. The Proposal can not be revised to cure those defects causing exclusion under Rule 14a-8(i)(7).

The Division has previously advised that it is not the Division's practice to allow revisions under Rule 14a-8(i)(7)'s "ordinary business operations" exclusion. Therefore, if any portion of a proposal is excludable because it relates to a company's "ordinary business operations," the entire proposal may be excluded. E*TRADE Group, Inc. (October 31, 2000) (proposal related to establishment of shareholder value committee for the purpose of advising the board on potential mechanisms for increasing shareholder value) and K-Mart Corporation (March 12, 1999) (proposal requested board to report company actions to ensure it does not purchase from suppliers using forced labor, convict labor, child labor or who fail to comply with laws protecting employee rights).

Notwithstanding this stated position, proponents have been permitted to revise proposals when it was not clear whether the proposals were directed at "executive compensation" or the company's "general compensation matters." The Division has permitted proponents to revise such proposals to clearly apply to "executive compensation," which is outside the "ordinary business operations" of a company. Unisys Corporation (January 18, 1993) (proposal revised to apply "only to senior executives, directors and consultants who act in the capacity of executive officers and directors"), El Paso Energy Corporation (March 9, 2001) (not clear whether proposal to cancel restricted stock grant-program for "executives" and "managers" was "directed at compensation only to executive officers"), Milacron, Inc. (January 24, 2001) (not clear whether proposal referring to "all officers and top management" was "directed at compensation only to executive officers") and Broadwing, Inc. (February 9, 2000) (not clear whether proposal referring to "executives" was "directed at bonuses and stock options granted only to executive officers, or instead relates to general compensation policy").

In those cases where proposals apply to a company's "general compensation matters," the Division does not permit proponents to revise proposals to apply to "executive compensation." E.I. du Pont de Nemours and Company (March 15, 2001) (proposal referred to "no one" at a particular company site, meaning employees); Sempra Energy (January 30, 2001) (proposal related to stock options and stock-based

compensation of "employees" generally); and AT&T Corp. (February 28, 2000) (proposal related to stock-based compensation generally).

The Proposal addresses the Company's "general compensation matters," because it applies to key employees generally and is not limited to executive officers. As noted above, executive officers are specifically excluded from participation in the Plan unless they are also key employees of the Company or its subsidiaries. Accordingly, the Proposal relates to the Company's "ordinary business operations" under Rule 14a-8(i)(7) and cannot be revised to cure those defects causing exclusion under Rule 14a-8(i)(7).

Based on the foregoing, the Company believes that the Proposal may be omitted from the Proxy Statement because it relates to the Company's ordinary business operations under Rule 14a-8(i)(7). We request a response from the Division that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Statement.

If you have any questions or if the Division is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Division prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 504-5555. Thank you for your consideration.

Very truly yours,

Dennis J. Block /pm

Dennis J. Block

cc: The Bear Stearns Companies Inc.

Mr. Barry McAnarney
Executive Director
Central Laborers' Pension Fund

Ms. Linda Priscilla
Corporate Governance Advisor
Laborers' International Union
of North America Corporate Governance Project

EXHIBIT A

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS

P.O. BOX 1267 • JACKSONVILLE, IL 62651 • (217) 243-8521 • FAX (217) 245-1293

October 24, 2002

Kenneth L. Edlow, Secretary
The Bear Stearns Companies, Inc.
383 Madison Avenue
New York, New York 10179

Re: Shareholder Proposal

Dear Mr. Edlow

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bear Stearns Companies, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 4298 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

C: Linda Priscilla
Enclosure

Indexed Options Proposal

Resolved, that the shareholders of The Bear Stearns Company (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

usbank. Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387
St. Louis, MO 63168-0587

October 24, 2002

Kenneth L. Edlow, Secretary
The Bear Stearns Companies, Inc.
383 Madison Avenue
New York, New York 10179

Re: Shareholder Proposal

Dear Mr. Edlow:

U.S. Bank holds 4298 shares of The Bear Stearns Companies, Inc. common stock beneficially for Central Laborers' Pension Fund, the proponent of a shareholder proposal submitted to The Bear Stearns Companies, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Board of Trustees of the Central Laborers' Pension Fund were purchased prior to October 22, 2001 and the fund continues to hold said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Shane McKelvey

Shane McKelvey

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Bear Stearns Companies Inc.
Incoming letter dated December 6, 2002

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur in your view that Bear Stearns may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Bear Stearns may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely

Gail A. Pierce
Attorney-Advisor